Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-151827

Dated March 1, 2012

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A appeared on MergerMarket on February 29, 2012.

The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to any publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

Statements in the articles attached that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

Clarification: The statement: “Lending Club facilitated USD 225m worth of loans in 2011” is incorrect, the Company originated 243m worth of loans during calendar year 2011.

You should consider statements in this article only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A

Lending Club expects profitability in 4Q, prefers IPO option to sale for now, CEO says; industry executive predicts near-term IPO

Proprietary Intelligence

Lending Club, the San Francisco, California-based financial services company, has the growth rate to be a strong IPO candidate in the near term, said Renaud Laplanche, chief executive officer. Although he would not specify the company’s expected exit timing, Laplanche said if there were a near-term liquidity event it would be an IPO, not a sale.

The 80-employee company has raised over USD 70m of venture capital to date, beginning with its series A funding in August 2007 and running through its USD 25m series D last July. VC investors own between a 10% and 15% stake, while the largest stake is held by Laplanche and employees. There is no majority owner, Laplanche said.

Lending Club is not interested in a near-term sale, nor in raising additional capital, Laplanche said, despite regular approaches from strategic, private equity, and venture capital investors.

The company’s IPO potential is good, given the size of its addressable market and its strong growth rate, Laplanche said. It expects its revenue run rate to increase to about USD 30m by 4Q, when it also expects to reach profitability. The company’s run rate today is about USD 20m, up from annual revenue of USD 15m for 2011 and USD 7m for 2010, the CEO said. Laplanche said he has not thought about what multiple he would hope for and couldn’t say at what price stock would be issued.

An industry executive in the lending space agreed the company looks to be headed toward an IPO, rather than a sale. The company most likely raised series D capital because it needed time to reach stronger profitability, the executive added. The company will not sell despite hearing interest from strategics, as it has raised a great deal of money, creating a higher price tag than bidders would be willing to pay, he opined.

There have been reasonably successful public companies in the lending space, the industry executive said, including Advance America, Cash Advance Centers (NYSE: AEA) which has a USD 650m market capitalization. The market is starting to see value in the lending space, as regulations and return risks settle down, the executive added, which will also cause banks to want to get into the space 12 to 18 months from now.

A trend that has helped Lending Club is that consumers are getting out of revolving debt and looking for capital through loans, Laplanche said. The personal consumer credit space in the US is a USD 2.4trn market, he added. Lending Club intends to focus on that market and is not thinking about cross-border expansion yet.

Lending Club counts the smaller, San Francisco-based Prosper Marketplace, as well as the New York City-based Peerform among its competitors. Other similar companies in the space include Zestcash, of Los Angeles, California, or the UK-based RateSetter and Funding Circle, which connect lenders with businesses.

Lending Club’s model allows investment directly at the time of origination. The benefit, compared to traditional banking, is a much lower cost of operations, Laplanche said. Loans are facilitated fully online, which sidesteps additional costs charged by banking institutions, he explained. This leads to lower interest rates for borrowers and higher returns for investors, who on average get 9% to 10% net returns on investment, Laplanche said. Lending Club facilitated USD 225m worth of loans in 2011.

The company’s network weeds out borrowers without prime credit ratings and turns down about 90% of those seeking loans, Laplanche said. Much of Lending Club’s growth can be attributed to word-of-mouth advertising, he explained, adding the company has about 50,000 active investors within its fold while not having spent any resources on marketing to new investors. Borrowers pay between 2% and 5% loan fees.

The company reaches new borrowers through search engine marketing and partnerships with websites that help consumers manage their credit, such as Bankrate, Lending Tree, and Mint.com.

Lending Club expects to hire about 20 new employees in 2012 in various departments. It is not seeking to make acquisitions, Laplanche said.

The company hires Fenwick & West for legal counsel and Grant Thornton for accounting purposes.

Lending Club’s venture capital investors did not respond to requests for comment.

The company raised USD 10.26m in a series A funding round led by Norwest Venture Partners and Canaan Partners in August 2007, followed by a USD 12m series B round led by Morgenthaler Ventures in March 2009. In April 2010, the company raised an additional USD 24.5m in a series C funding round led by Foundation Capital and joined by existing investors Morgenthaler, Norwest, and Canaan. Union Square Ventures led the latest round in July 2011 – also involving capital from all the other venture investors – which generated another USD 25m.

by Karsten Strauss and Jennifer Tekneci

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